Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT ON

COMPLAINT

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.51B(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PetroChina Company Limited (the “Company”) became aware that, by reason of the PRC authorities’ investigation of certain former directors and senior management of the Company, an on overseas individual shareholder has recently filed a class action complaint with the United States District Court for the Southern District of New York against the Company and two former and current directors and two former and current senior management of the Company for alleged violations of the securities laws of the United States. As far as the Company is aware, the Company and the individual defendants have not been served with any formal documents or notice of the complaint. It is possible that similar complaints may be filed in the United States. The Company will vigorously contest the complaint to protect the legitimate rights and interests of the Company.

Based on information available to the Board of Directors, the Company’s normal business operations are not affected. The Company will closely follow the progress of the complaint and disclose the relevant information in a timely manner in accordance with regulatory requirements.

By order of the Board PetroChina Company Limited Sun Longde (Vice president, performing the duties of the secretary to the Board)

Beijing, the PRC

6 September 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.